UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Zoo Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F207

(CUSIP Number)

David E. Smith
c/o Coast Asset Management, LLC
2450 Colorado Ave., Suite 100 E. Tower
Santa Monica, CA  90404
310-576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,041,208(1)
	8	SHARED VOTING POWER 815,372(1)
	9	SOLE DISPOSITIVE POWER 1,041,208(1)
	10	SHARED DISPOSITIVE POWER 815,372(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,580(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%(1)(2)
14		TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,035,139 shares of Common Stock owned directly by Mr. Smith; (ii) 440,758 shares of Common Stock owned by Mojobear Capital LLC; (iii) 10,804 shares of Common Stock owned by Coast Sigma Fund, LLC; (iv) 363,810 shares of Common Stock owned by Coast Medina, LLC, all companies which are controlled by Mr. Smith.  Also consists of non-qualified stock options to purchase up to 6,069 shares of Common Stock for a price of $2.46 per share that are vested and exercisable or will vest and become exercisable within the next 60 days.  Does not include (i) non-qualified stock options to purchase up to 6,069 shares of Common Stock for a purchase price of $2.46 per share that are not vested and not exercisable within the next 60 days; and (ii) warrants for Coast Medina, LLC to purchase up to 359,712 shares of Common Stock exercisable commencing January 15, 2012.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,758(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,758(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,758(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(1)(2)
14		TYPE OF REPORTING PERSON OO

(1) Includes 440,758 shares of Common Stock owned by Mojobear Capital LLC.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Coast Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,810(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,810(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,810(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)(2)
14		TYPE OF REPORTING PERSON OO

(1) Includes 363,810 shares of Common Stock owned by Coast Medina, LLC.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON The Coast Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,810(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,810(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,810(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)(2)
14		TYPE OF REPORTING PERSON PN

(1) Includes 363,810 shares of Common Stock owned by Coast Medina, LLC.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Coast Medina, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,810(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,810(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,810(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)(2)
14		TYPE OF REPORTING PERSON OO

(1) Includes 363,810 shares of Common Stock owned by Coast Medina, LLC.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

CUSIP NO. 98978F207		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Coast Sigma Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,804(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,804(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,804(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)(2)
14		TYPE OF REPORTING PERSON OO

(1) 10,804 shares of Common Stock owned by Coast Sigma Fund, LLC.

(2) Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) to the Schedule 13D originally filed with the Securities and Exchange Commission on February 2, 2010, as amended by Amendment No. 1 to the Schedule 13D on March 8, 2010 and by Amendment No. 2 to the Schedule 13D on June 10, 2010, relates to the common stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 400, Cincinnati, Ohio 45209.

Item 2.	Identity and Background.

(a-c,f)
This Amendment is being filed by David E. Smith, Mojobear Capital LLC (“Mojobear”), Coast Investment Management, LLC ("Coast Investment Management"), The Coast Fund, LP ("The Coast Fund"), Coast Medina, LLC ("Coast Medina") and Coast Sigma Fund, LLC (“Coast Sigma”).  Each of David E. Smith, Mojobear, Coast Investment Management, The Coast Fund, Coast Medina and Coast Sigma may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons.”

David E. Smith is the managing member of Mojobear.

David E. Smith is the managing member of Coast Investment Management. Coast Investment Management is the general partner of The Coast Fund. The Coast Fund is the sole member of Coast Medina.

David E. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, which is the managing member of Coast Sigma.

David E. Smith is a United States citizen. Each of Mojobear, Coast Investment Management, Coast Medina and Coast Sigma is a Delaware limited liability company. The Coast Fund is a Cayman Islands limited partnership. The principal business address for each of David E. Smith, Mojobear, Coast Investment Management, The Coast Fund, Coast Medina and Coast Sigma is 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 15, 2011, Coast Medina, LLC purchased an aggregate of 359,712 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a 2.5 years warrant to purchase one share of Common Stock, at an exercise price equal to $1.96, for a total purchase price of $750,000, consisting of working capital of Coast Medina, LLC.  The shares of Common Stock were acquired pursuant to that certain Securities Purchase Agreement dated July 13, 2011, by and among the Issuer and the investors named therein.

Item 4.	Purpose of Transaction.

This Amendment is being filed to report the acquisition of additional securities of the Issuer purchased in a private placement (the “Offering”) of securities of the Issuer pursuant to that certain Securities Purchase Agreement, dated July 13, 2011, by and among the Issuer and the investors named therein. Coast Medina, LLC purchased in the Offering an aggregate of 359,712 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a 2.5 years warrant to purchase one share of Common Stock, at an exercise price equal to $1.96, commencing January 15, 2012 and ending January 15, 2014. The total consideration paid by the Reporting Person was an aggregate of $750,000.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of their holdings of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a,b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, David E. Smith may be deemed to be the beneficial owner of 1,856,580 shares of Common Stock,  constituting 24.0% of the Issuer’s Common Stock, which includes (i) 1,035,139 shares of Common Stock owned directly by Mr. Smith; (ii) 440,758 shares of Common Stock owned by Mojobear Capital LLC; (iii) 10,804 shares of Common Stock owned by Coast Sigma Fund, LLC; (iv) 363,810 shares of Common Stock owned by Coast Medina, LLC, all companies which are controlled by Mr. Smith.  It also consists of non-qualified stock options to purchase up to 6,069 shares of Common Stock for a price of $2.46 per share that are vested and exercisable or will vest and become exercisable within the next 60 days.  This does not include (i) non-qualified stock options to purchase up to 6,069 shares of Common Stock for a purchase price of $2.46 per share that are not vested and not exercisable within the next 60 days; and (ii) warrants for Coast Medina, LLC to purchase up to 359,712 shares of Common Stock exercisable commencing January 15, 2012.

David E. Smith has the sole power to vote or direct the vote of 1,041,208 shares of Common Stock, and has the shared power to vote or direct the vote of 815,372 shares of Common Stock.

(a,b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, Mojobear may be deemed to be the beneficial owner of 440,758 shares of Common Stock, constituting 5.7% of the Issuer’s Common Stock.

Mojobear has the sole power to vote or direct the vote of no shares of Common Stock, and has the shared power to vote or direct the vote of 440,758 shares of Common Stock.

(a,b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, Coast Investment Management may be deemed to be the beneficial owner of 363,810 shares of Common Stock, constituting 4.7% of the Issuer’s Common Stock, which includes 363,810 shares of Common Stock held by Coast Medina.

Coast Investment Management has the sole power to vote or direct the vote of no shares of Common Stock, and has the shared power to vote or direct the vote of 363,810 shares of Common Stock.

(a,b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, Coast Fund may be deemed to be the beneficial owner of 363,810 shares of Common Stock, constituting 4.7% of the Issuer’s Common Stock, which includes 363,810 shares of Common Stock held by Coast Medina.

The Coast Fund has the sole power to vote or direct the vote of no shares of Common Stock and has the shared power to vote or direct the vote of 363,810 shares of Common Stock.

(a,b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, Coast Medina may be deemed to be the beneficial owner of 363,810 shares of Common Stock, constituting 4.7% of the Common Stock of the Issuer, which includes 363,810 shares of Common Stock held by Coast Medina.

Coast Medina has the sole power to vote or direct the vote of no shares of Common Stock, and has the shared power to vote or direct the vote of 363,810 shares of Common Stock.

(a)(b)
Based on a total of 7,739,739 shares of Common Stock outstanding, which includes (i) 6,801,553 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 11, 2011 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 16, 2011; and (ii) an additional aggregate of 938,186 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 19, 2011, Coast Sigma may be deemed to be the beneficial owner of 10,804 shares of Common Stock, constituting 0.1% of the Issuer’s Common Stock, which includes (i) 10,804 shares of Common Stock held by Coast Sigma.

(c)
Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof or since the most recent filing on Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain Securities Purchase Agreement, dated as of July 13, 2011, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, by and among the Issuer and the investors named therein, including Coast Medina, LLC, Coast Medina, LLC purchased from the Issuer, in the Offering on July 15, 2011, 359,712 units at a purchase price of $2.085 per unit, each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock, for an aggregate purchase price of $250,000. A copy of the warrant is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of July 26, 2011.

99.2	Securities Purchase Agreement, dated as of July 13, 2011, by and among Zoo Entertainment, Inc. and the Investors (as identified therein).

99.3	Warrant to Purchase Common Stock of Zoo Entertainment, Inc., dated as of July 15, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2011	/s/ David E. Smith
(Signature)

July 26, 2011	Mojobear Capital LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member

Coast Investment Management LLC
July 26, 2011	By: /s/ David E. Smith
Name: David E. Smith, Managing Member

July 26, 2011	The Coast Fund, LP
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of Coast Investment Management, LLC, the General Partner of The Coast Fund, LP

July 26, 2011	Coast Medina, LLC
By: /s/ David E. Smith
Name: David E. Smith, Managing Member of the Coast Investment Management, LLC, the managing General Partner of The Coast Fund, LP, the Sole Member of Coast Medina, LLC

July 26, 2011	Coast Sigma Fund, LLC
By: /s/ David E. Smith
Name: David E. Smith, President of Coast Asset Management, LLC, the Managing Member of Coast Sigma Fund, LLC